

UPDATED COMPANY DISCLOSURES

Form C-AR Support Attachment
Fiscal Year Ended December 31, 2023

1. Issuer Information

Legal name	Caribbean Water Technologies, Inc.
Brand / trade name	Soca Shores Water
Jurisdiction of incorporation	U.S. Virgin Islands
Principal office	St. Thomas, U.S. Virgin Islands 00802
Website	www.cwtvi.com
Contact	Nimon Bondurant, President | 470.385.7188 | www.cwtvi.com
Fiscal year end	December 31, 2023

2. Business Description

Caribbean Water Technologies, Inc. manufactures, markets, and sells boxed water under the Soca Shores Water brand.

3. Management, Officers, and Directors

Principal officer	Nimon Bondurant, President
Director information	No director change reported for 2023 in this disclosure package.
Management control	Nimon Bondurant served as President/principal officer and managed the Company during the period. No founder shares were formally issued during 2023.

4. Revenue and Financial Condition

Revenue	$0
Financial statement basis	Founder-prepared, unaudited financial statements prepared for Form C-AR support.
Revenue classification	Investor checks and incoming wire transfers are not treated as revenue. They are treated as convertible note funding where applicable.

5. Capitalization and Securities Outstanding

No common or preferred shares were issued or outstanding as of December 31, 2023. Founder shares had not yet been formally issued.

Authorized common shares	45,000,000
Issued/outstanding common shares	0
Authorized preferred shares	15,000,000
Issued preferred shares	0
Shares issued during fiscal year	0
Par value	$0.0001 per share

6. Convertible Notes



Investor check deposits and incoming wire transfers during applicable periods are treated as convertible note principal rather than revenue. Convertible notes remain liabilities until paid, converted, or otherwise amended.

Instrument type	Convertible promissory notes
Interest	5% simple interest
Accounting treatment	Liability until conversion or repayment
Conversion treatment	Conversion into equity only upon the applicable conversion event or executed equity transaction

7. Related-Party Transactions and Year-End Balances

Related-party year-end balances	No known amounts owed to or from Nimon Bondurant, Julius Jackson, or any related party at year-end.
Tax liabilities	No known unpaid payroll taxes, sales taxes, income taxes, franchise taxes, or other tax liabilities at year-end, subject to CPA review.

8. Material Updates for the Year

- The Company remained in development and operating build-out stage activities.
- No revenue was recognized for the fiscal year.
- Convertible note obligations remained liabilities unless and until converted.

9. Principal Officer

Prepared for filing support under the direction of:

Nimon Bondurant
President
Caribbean Water Technologies Inc.
470.385.7188
www.cwtvi.com

Signature: _____   Date: ____5/06/2026_____